UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

SEC File Number: 0-14273                                     CUSIP Number 72705c

(Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q
             [ ] Form 10-D [ ] Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2008

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                               PlanGraphics, Inc.
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Full Name of Registrant

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Former Name if Applicable

                              112 East Main Street
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Address of Principal Executive Office (Street and Number)

                              Frankfort, KY 40601
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

At this time, Registrant is unable to file its Form 10-QSB for the quarter ended December 31, 2008, because research of certain international accounting standard related issues that arose for our overseas subsidiary late in the reporting process and the determination of their effect on US GAAP delayed completion of the financial statements and the draft report with sufficient time for our auditors to accomplish their review. As a result, while the auditors now have received the draft of the quarterly report and all related financial data, they did not have sufficient time to complete their review for the Registrant's timely filing of the Form 10-QSB by the prescribed due date. Registrant and its independent accountants are working diligently to finalize all actions required in order to file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Fred Beisser                    (720)                  851-0716
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         (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               PlanGraphics, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 17, 2008                           By /S/ Fred Beisser
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                                                 Frederick G. Beisser
                                                 Senior Vice President - Finance